Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: April 30, 2021

The following presentation was made available by AstraZeneca PLC during a conference call and webcast for investors and analysts and on its website on April 30, 2021:

Q1 2021 results Conference call and webcast for investors and analysts 30 April 2021

Forward-looking statements In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement: this document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things: the risk of failure or delay in delivery of pipeline or launch of new medicines; the risk of failure to meet regulatory or ethical requirements for medicine development or approval; the risk of failure to obtain, defend and enforce effective IP protection and IP challenges by third parties; the impact of competitive pressures including expiry or loss of IP rights, and generic competition; the impact of price controls and reductions; the impact of economic, regulatory and political pressures; the impact of uncertainty and volatility in relation to the UK’s exit from the EU; the risk of failures or delays in the quality or execution of the Group’s commercial strategies; the risk of failure to maintain supply of compliant, quality medicines; the risk of illegal trade in the Group’s medicines; the impact of reliance on third-party goods and services; the risk of failure in information technology, data protection or cybercrime; the risk of failure of critical processes; any expected gains from productivity initiatives are uncertain; the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following completion of the Alexion Pharmaceuticals, Inc. (Alexion) transaction; the risk of failure to adhere to applicable laws, rules and regulations; the risk of the safety and efficacy of marketed medicines being questioned; the risk of adverse outcome of litigation and/or governmental investigations, including relating to the Alexion transaction; the risk of failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; the risk of failure to achieve strategic plans or meet targets or expectations; the risk of failure in financial control or the occurrence of fraud; the risk of unexpected deterioration in the Group’s financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition; the risk that a condition to the closing of the transaction with Alexion may not be satisfied, or that a regulatory approval that may be required for the transaction is delayed or is obtained subject to conditions that are not anticipated; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Alexion transaction, or that AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on transaction-related issues or that disruption from the Alexion transaction makes it more difficult to maintain business, contractual and operational relationships. Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast. 2

Forward-looking statements, proposed acquisition of Alexion Important additional information In connection with the proposed transaction, the Group filed a registration statement on Form F-4 (the Registration Statement), which has been declared effective by the United States Securities and Exchange Commission (SEC), and which includes a document that serves as a prospectus of the Group and a proxy statement of Alexion (the proxy statement/prospectus). Alexion filed the proxy statement/prospectus as a proxy statement and the Group filed the proxy statement/prospectus as a prospectus with the SEC on 12 April 2021, and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the Registration Statement and the proxy statement/prospectus free of charge from the SEC’s website or from the Group or Alexion as described in the paragraphs below. The documents filed by the Group with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on the Group’s website at http://www.astrazeneca.com under the tab “Investors”. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com. Participants in the solicitation Alexion, the Group and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC on 12 April 2021. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in Alexion’s Annual Report on Form 10-K/A, as previously filed with the SEC on 16 February 2021. Free copies of these documents may be obtained as described in the paragraphs above. 3

Speakers Executive Vice President, Executive Vice President, President (for Q&A) 4 Pascal Soriot Executive Director and Chief Executive Officer Dave Fredrickson Executive Vice President, Oncology Business Unit Ruud Dobber Executive Vice President, BioPharmaceuticals Business Unit Mene Pangalos BioPharmaceuticals R&D Marc Dunoyer Executive Director and Chief Financial Officer Pam Cheng Executive Vice President, Operations & IT (for Q&A) Leon Wang International and China

Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 5

Q1 2021: solid start to the year Key highlights Total revenue +11%, incl. 4% from the pandemic COVID-191 vaccine. Total revenue excl. vaccine +7% Growth: Oncology +16% and New CVRM2 +15%. Respiratory & Immunology -4%, impacted by stocking in Q1 2020. Emerging markets +10% Core operating profit +34%, supported by core OOI3 (+146%) Core EPS4 $1.63 (+53%), incl. 8% tax rate. Impact of pandemic vaccine $(0.03) Pipeline progress underpins double-digit revenue growth ESG5: COVID-19 vaccine supplies increasing Proposed Alexion acquisition passed several competition clearances; shareholder vote 11 May 2021 2021 guidance reiterated: total revenue increase by a low teens percentage, accompanied by faster growth in core EPS to $4.75 to $5.00 Absolute values at actual exchange rates; changes at constant exchange rates (CER) and for first-quarter (Q1) 2021, unless stated otherwise. Guidance at CER and excludes the COVID-19 vaccine and Alexion. 1. Coronavirus disease; an infectious disease caused by a newly discovered coronavirus 2. New Cardiovascular, Renal and Metabolism comprising Farxiga, Brilinta, Diabetes and Renal 3. Other operating income 4. Earnings per share 5. Environmental, social and (corporate) governance (topics). 6

Progress in the late-stage pipeline

Milestones since the last results update

	Medicine	Indication (geography)
Regulatory approval or other regulatory action	*Tagrisso*	adjuvant NSCLC[1] (EGFRm[2]): approval (CN) adjuvant NSCLC (EGFRm): positive opinion (EU)
	Imfinzi	bladder cancer (2nd line[3]): indication voluntarily withdrawn (US)
	Koselugo	NF1[4]: positive opinion (EU)
Regulatory submission acceptance and/or submission	*Lynparza*	breast cancer (BRCAm[5]): submission voluntarily withdrawn (CN)
	Brilique	CAD[6]/T2D[7] CVOT[8]: submission voluntarily withdrawn (EU, CN)
Major Phase III data readout or other significant development	*Lynparza*	adjuvant breast cancer (BRCAm): Phase III primary endpoint met
	Farxiga	COVID-19: Phase III primary endpoint not met
	roxadustat	anaemia in CKD[9]: delay in regulatory decision due to convening of advisory committee (US)
	nirsevimab	RSV[10]: Phase III primary endpoint met
	COVID-19 vaccine	COVID-19: Phase III primary endpoint met (US trial)



1. Non-small cell lung cancer 2. Epidermal growth factor receptor mutation 3. 2nd treatment in the metastatic setting; 1st/2nd/3rd line used across this presentation 4. Neurofibromatosis type 1 5. Breast cancer susceptibility gene 1/2 mutation 6. Coronary artery disease 7. Type-2 diabetes 8. Cardiovascular outcomes trial 9. Chronic kidney disease 10. Respiratory syncytial virus. Status as of 30 April 2021.

7

Q1 2021: total revenue +11% Vaccine contributed 4% of growth Total revenue excluding New medicines the Total revenue excluding vaccine (with negative growth in dark grey) Pandemic COVID-19 vaccine Oncology New CVRM Respiratory & Immunology Absolute values at CER. 1. Total revenue for Farxiga, Lynparza, Tagrisso, Calquence, Imfinzi, Fasenra, roxadustat, Enhertu, Lokelma, Breztri, Koselugo, Bevespi and Brilinta. Changes at CER. 8 Total revenue growth, per cent vaccine increased by 7% 22% 18% 17% 14% 11% 4% 11% 10% 7% 5% 3% major contributor$m 200 150 100 50 0 -50 +$0.8bn incremental revenue of the new medicines compared to Q1 20201

Q1 2021: solid start to the year Oncology and New CVRM drove growth Growth across Growth across Total revenue at actual exchange rates; changes at CER. Total revenue at actual exchange rates; changes at CER. 1. Emerging markets. 9 geographies EMs1 - EMs ex China Q1 2021 $m 2,592 913 1,679 2,310 1,546 872 growthratio %% 1035 1112 - China 1023 US 1032 Europe 1821 Established rest of world 512 Total revenue7,32011100 disease areas Oncology Q1 2021 $m 3,024 1,306 1,546 1,169 growthratio %% 1641 New CVRM 1518 Respiratory & Immunology (4)21 Other medicines (4)16 Total revenue excl. vaccine 7,045 796 Pandemic COVID-19 vaccine 275 -4 Total revenue7,32011100

Accelerating the expansion into immunology FTC1 and other clearances Good progress made with Compelling scientific complementarity and synergy Combination of two science-and patient-centric organisations Further-sustained, industry-leading double-digit revenue growth Improved profitability and strengthened cash flow Alexion, the AstraZeneca rare disease unit 1. US Federal Trade Commission. 10

Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 11

Tagrisso and *Imfinzi*

Global growth boosted by Europe, Rest of World

Tagrisso: 13% growth to $1.1bn

Approvals 17 (adjuvant), 89 (1st line), 91 (2nd line)[1]



$m
1,200
1,000
800
600
400
200
0
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021

- **US +12%** (36% of total)
  Growth reduced from high penetration, fewer diagnoses
- **Europe +26%**
  1st-line adoption rates increased in key countries
- **ERoW +14%**
  Japan: +7%; >80% 1st-line penetration maintained[2]
- **EMs +5%**
  China -5%. 1st-line NRDL[3] stock compensation; underlying solid growth

US Europe Established Rest of World (ERoW) EMs

Total revenue at actual exchange rates; changes at CER and for Q1 2021, unless stated otherwise.

1. Reimbursement in four, 43 and 67 countries, respectively.
2. Market research, Q1 2021.
3. National Reimbursement Drug List.

Imfinzi: 17% growth to $0.6bn

Approvals 71[4] (NSCLC[5]), 53[4] (ES-SCLC[6])



$m
600
500
400
300
200
100
0
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021

- **US +2%** (53% of total)
  COVID-19 reduced overall diagnoses; use in SCLC grew
- **Europe +32%**
  Emerging SCLC use drove growth
- **ERoW +35%**
  Japan: +39%; fewer diagnoses; increased SCLC uptake
- **EMs +69%**
  China NSCLC launch continued

US Europe ERoW EMs

Total revenue at actual exchange rates; changes at CER and for Q1 2021, unless stated otherwise.

4. Reimbursement in 34 and eight countries, respectively.
5. Unresectable, Stage III NSCLC.
6. Extensive-stage small cell lung cancer.

12

Lynparza PARP1 The globally-leading inhibitor 1,000 Product sales at actual exchange rates; changes at CER and for Q1 2021, unless stated otherwise. 1. Poly ADP ribose polymerase. 13 Collaboration revenue at actual exchange rates. Collaboration with Merck & Co., Inc., Kenilworth, NJ, US, known as MSD out-side the US and Canada. $3.1bn revenue recorded; $4.6bn future potential. 2. Ovarian cancer. Approvals 81 (ovarian), 79 (breast), 59 (pancreatic) and 55 (prostate cancer) •US +28% (47% of total) Growth driven by use in prostate cancer •Europe +33% Growth from 1st-line OC2, prostate •EMs +54% Expanded China NRDL supported OC •ERoW +22% Japan: +17%. c.14% Q2 2020 price cut. OC uptake; emerging in other cancers Lynparza$m collaboration revenue 800 600 400 200 0 Upfront payment Option payments Regulatory milestones Sales milestones $m Lynparza 33% sales growth to $0.5bn 600 500 400 300 200 100 0 US Europe ERoW EMs

Calquence and Enhertu Launches continued well Calquence Enhertu US Europe ERoW EMs Total revenue at actual exchange rates. 1. Chronic lymphocytic leukaemia 2. Mantle cell lymphoma (R/R) 3. Reimbursement in up to 13 (2nd line) and eight countries, respectively 4. Bruton tyrosine kinase inhibitor 5. Relapsed/refractory 6. IQVIA. 14 US Europe EMs Total revenue at actual exchange rates, including $1m of sales. 7. Metastatic breast cancer (3rd line, HER2+) 8. Metastatic gastric cancer (3rd line/2n line+, HER2+). $m Approvals: US, EU, JP (mBC7); US, JP (mGC8) 50•Global $40m; US $35m $73m total US in-market 40sales by Daiichi Sankyo France early access and 30sporadic launch sales elsewhere 20 10 0 $m Approvals: 61 (CLL1) and 28 countries (MCL2)3 250•Global $209m; US $195m 200•US CLL Use moved earlier; share of new patients now: 150 Front line c.40% of BTKi4 100class and c.15% overall R/R5 c.40% of BTKi class 50and c.15% overall6 0•Global CLL Worldwide launch ongoing

BioPharmaceuticals: New CVRM 15% growth boosted by Farxiga and EMs New CVRM Farxiga • US +16% Farxiga Brilinta Diabetes Renal Total revenue at actual exchange rates; changes at CER and for Q1 2021, unless stated otherwise. 15 US Europe ERoW EMs Total revenue at actual exchange rates; changes at CER and for Q1 2021, unless stated otherwise. 1. Sodium-glucose co-transporter 2 inhibitor 2. Heart failure with reduced ejection fraction. $m 50% growth - the fastest-growing SGLT2i1 globally 750 Strong volume growth including HFrEF2 indication, but offset by price impact 500 •Europe +36% Solid volume growth boosted by 250initial launch of HFrEF indication •EMs +85% 0Benefit from NRDL inclusion in China and also strong growth elsewhere $m 15% growth 1,500 1,250 1,000 750 500 250 0

BioPharmaceuticals: Respiratory & Immunology Recovery continued, but offset by Q1 2020 stocking effect Respiratory down 4% from Impact from stocking in Q1 2020 Fasenra Symbicort Other Pulmicort Total revenue at actual exchange rates; changes at CER and for Q1 2021, unless stated otherwise. 16 Comparison to ease in Q2 2021 •US +8%•EMs -4% Symbicort (-14%); slowing marketPulmicort ($286m, -14%); continued growth. Fasenra (+30%)impact from COVID-19 and generics. 3rd generic now approved •Europe -15%Maintenance use with Symbicort Symbicort (-21%); partial offset by($165m, +3%) partly offset Pulmicort Fasenra (+25%) •ERoW -22% Japan: -26%; increasing Symbicort competition. Fasenra (+33%) $m high stocking base in 2020 2,000 1,500 1,000 500 0

BioPharmaceuticals: new launch medicines Portfolio of new medicines across uses and markets Fasenra Breztri Lokelma roxadustat 40 Total revenue at actual exchange rates. 1. Market shares are total patient share in severe, uncontrolled asthma; specialty pharmacies and ‘buy and bill’ market, IQVIA market research. 17 US Europe ERoW EMs Total revenue at actual exchange rates. 3. Market leadership in both total and new-to-medicine patients, IQVIA market research. EMs Total revenue at actual exchange rates. 2. IQVIA market research. US, total patient share $m Anaemia in CKD •EMs $41m Now recording sales in China. Increased hospital listings and patients •US Regulatory decision H2 ’21 50 30 20 10 0 Severe asthma •Europe $63m (+25%); Japan $26m (+19%) Leading new biologic medicine in many markets1 •US $156m (+30%) Leading novel biologic1 100% 80% 60%52% 40%48% 20% 0% Fasenra Subcutaneous IL5 competitor $m Hyperkalaemia •Global $33m; US $24m US market leadership3; COVID-19 reduced growth Global launch continued 40 30 20 10 0 COPD •US $12m Achieved 20%+ share of new patients2 •EMs $9m Continued launch in China; NRDL inclusion in place •Japan $5m Achieved 25%+ share of new patients2

Emerging markets Diverse and solid growth Emerging markets +10% EMs ex China +11%; China +10% Performance driven by new medicines $m 3,000 2,500 2,000 1,500 1,000 500 0 China EMs ex China Total revenue at actual exchange rates; changes at CER and for Q1 2021, unless stated otherwise. 18 Total revenue at actual exchange rates; changes at CER and for Q1 2021, unless stated otherwise. 1. Total revenue at CER 2. Asia Pacific 3. Middle East, Africa and other 4. Latin America 5. Volume-based procurement. up 30% (34% of total revenue; $0.9bn1) •Oncology +4%: Tagrisso (+5%); March 2021 NRDL inclusion New CVRM +41%: Forxiga (+85%); roxadustat ($41m) Respiratory & Immunology -4%: Pulmicort ($286m, -14%), but Symbicort continued up ($165m, +3%) •Diversified growth: AP2 stable, MEA3 +26%, LA4 +10%, Russia +7% •2021 China patient access: major NRDL inclusion Tagrisso 1st line and VBP5 impact to Brilinta, Nexium, other tail medicines Revenue anticipated to continue growing ahead of the long-term ambition of mid to high single-digit growth

Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 19

Reported profit and loss Q1 2021 $m change % % total revenue Absolute values at actual exchange rates; changes at CER. Gross margin excludes the impact of collaboration revenue and any associated costs, thereby reflecting the underlying performance of product sales. 1. Includes distribution expenses 2. Research and development 3. Sales, general and administration 4. Percentage points. 20 Total revenue - product sales - collaboration revenue 7,320 7,257 63 11100 1199 421 Gross margin 74.3% (2.7) pp4 Operating expenses1 - R&D2 expenses - SG&A3 expenses Other operating income 4,741 1,713 2,929 1,180 965 1923 440 14516 Operating profit 1,895 5426 Tax rate 2.9% EPS$1.1997

Core profit and loss Q1 2021 $m change % % total revenue Impact of pandemic vaccine $(0.03) Absolute values at actual exchange rates; changes at CER. Gross margin excludes the impact of collaboration revenue and any associated costs, thereby reflecting the underlying performance of product sales. 21 Total revenue - product sales - collaboration revenue 7,320 7,257 63 11100 1199 421 Gross margin 74.6% (3.0) pp Operating expenses - R&D expenses - SG&A expenses Other operating income 4,136 1,638 2,399 1,180 1157 1822 733 14616 Operating profit 2,524 3434 Tax rate 8.1% EPS1.6353

Analysis: core operating profit and net debt Increasing core operating profit; net debt was stable Core operating profit reached $2,524m Net debt broadly stable Residual Collaboration revenue (CR) Core OOI 1. Earnings before interest, tax, depreciation and amortisation; last four quarters ($8,942m vs. $6,974m one year ago) AstraZeneca credit ratings: Moody’s: short-term rating P-2, long-term rating A3, outlook negative. Standard & Poor’s: short-term rating A-2, long-term rating BBB+, CreditWatch positive. Absolute values at actual exchange rates. 22 $bn from improved EBITDA1 0.1 Net debt: $12,205m EBITDA: $8,942m 12.1 0.20.4 12.2 0.8 1.2 2.5 2.7 $m Sources of profit continued to progress 2,750 2,500 2,250 2,000 1,750 1,500 1,250 1,000 750 500 250 0 growth growth

Financial priorities Q1 2021 results underpinned the strategic journey Deleveraging/dividend growth Revenue growth • As cash flow improves, deleveraging and progressive dividend policy +7% growth in total revenue in Q1 2021 excluding the pan-demic COVID-19 vaccine • Unchanged priorities for capital allocation Operating leverage • 57% ratio of core operating expenses to total revenue (stable) Cash-flow growth • 34% growth in core operating profit • 28% growth in reported EBITDA and continued improvement in working capital management • 34% core operating profit margin including contribution from OOI • 2021: anticipate further improvement in cash flow, cash-flow metrics and dividend cover Changes at CER except last four quarters (used for EBITDA). 23

2021 guidance reiterated Total revenue increase by a low teens percentage Core EPS faster growth to $4.75 to $5.00 Guidance is at CER. The guidance does not incorporate any revenue or profit impact from sales of the pandemic COVID-19 vaccine. Similarly, the guidance excludes the proposed acquisition of Alexion which is intended to become AstraZeneca’s rare disease unit and area of expertise. The acquisition is anticipated to close in Q3 2021. AstraZeneca recognises the heightened risks and uncertainties from the impact of COVID-19. Variations in performance between quarters can be expected to continue. 24

Alexion: recent US FTC clearance milestone Acquisition logic, rationale and highlights unchanged Source: 12 December 2020 webinar and conference call for investors and analysts on the proposed Alexion acquisition. Targets provided above are aspirational only and should not be considered formal guidance. For details, including legal disclaimer, please visit: https://www.astrazeneca.com/investor-relations/astrazeneca-to-acquire-alexion.html. For a complete list of competition authority clearances, please visit: https://www.astrazeneca.com/investor-relations/astrazeneca-to-acquire-alexion.html#table. 25 Significant regulatory progress; several important competition clearances obtained Shareholder vote 11 May 2021 •Compelling scientific complementarity and synergy, e.g. •Pipeline boosted with 11 molecules across 20+ programmes •Combination of two science-and patient-centric organisations •Further-sustained, industry-leading revenue growth, e.g. •Double-digit average annual revenue growth through 2025 •Improved profitability and strengthened cash flow •Core operating margin significantly enhanced in the short term, and with continued margin expansion thereafter •Synergies c.$500m per year by the end of the third year following completion •Double-digit percentage core EPS accretion anticipated in the first three years following completion •Strong cash flow, rapid debt deleveraging with an ambition to increase the dividend •Strong, investment-grade credit rating to provide strategic and financial flexibility

Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 26

Continuing response to COVID-19 Status on vaccine and anti-viral antibody COVID-19 vaccine COVID-19 vaccine AZD7442 long-acting 1. Bernal JL et al., preprint published online, The Lancet. 2021 2. Hyams C et al., preprint published online, The Lancet. 2021. 27 antibody combo •Potential to offer immediate protection •Late-stage trials in both prophylaxis and treatment •US Government agreements for potential supply of 700,000 doses First data in H1 2021 rollout •68m doses invoiced globally •COVAX initiative has reached 100 countries •Supply continuing to ramp with production yields improving •Work on new variants begun Granted conditional approval or emergency use in c.80 countries clinical and real-world data •US Phase III met the primary endpoint with 76% vaccine efficacy •Real-world data from UK rollout showing >80% protection against hospitalisation1 •73% effective 35 days after first dose in older adults2 Potential to play a significant role in defeating the pandemic

CVRM: treating underlying conditions

Broad portfolio of next-generation medicines

Cardiovascular



- **AZD8233 (PCSK9[1])**
  hypercholesterolaemia
- **MEDI6570 (LOX-1[2])**
  CV disease
- **AZD8601 (VEGF-A[3])**
  CV disease

Heart failure



- **AZD4831 (MPO[4])**
  HFpEF[5]
- ***Farxiga* + AZD9977 (MCR[6])**
  HF, CKD

Renal



- ***Farxiga*** (SGLT2)
  CKD
- ***Farxiga*** **+ zibotentan** (ERA[7])
  CKD
- **AZD5718** (FLAP[8])
  CAD/CKD

Metabolism Liver disease



- **cotadutide (GLP-1[9]/glucagon)**
  NASH[10], DKD[11]
- **AZD2693 (PNPLA3[12])**
  NASH

Visit astrazeneca.com for a replay of the 'Meet AZN management: BioPharmaceuticals' event

1. Proprotein convertase subtilisin/kexin type 9 2. Lectin-like oxidized low-density lipoprotein receptor-1 3. Vascular endothelial growth factor A 4. Myeloperoxidase 5. Heart failure with preserved ejection fraction 6. Mineralocorticoid receptor 7. Endothelin receptor antagonist 8. 5-Lipoxygenase-activating protein 9. Glucagon-like peptide-1 10. Non-alcoholic steatohepatitis 11. Diabetic kidney disease 12. Patatin-like phospholipase domain-containing protein.

28

Respiratory & Immunology: nirsevimab First immunisation to show benefit in a general infant population Building on Synagis nirsevimab Phase IIb nirsevimab MELODY Phase III 3. Population: healthy infants born early (29 weeks, 0 days to 34 weeks 6 days of gestation). Sources: The New England Journal of Medicine, 13 August 2020, 13;383(7):698 and AstraZeneca epidemiology estimate. In collaboration with Sanofi. 1. Children of premature birth (less than or equal to 35 weeks) or bronchopulmonary dysplasia 2. Respiratory syncytial (virus). Source: Pediatrics, 1998, 102(3):531–537. 29 RSV-related hospitalisations (%) RSV-related hospitalisations (%) trial had strong results3 •70% lower rate of medically-attended RSV-associated lower respiratory tract infection •78% lower rate of hospitalisation 5% reduction 0% c.30 million infant lower respiratory tract infections per year, globally 4.1% placebo ↓78% 0.8% nirsevimab launched in 1998 •Synagis is the only antibody approved for prevention in high-risk infants1 with RSV2 15% 10% 5% 0% Primary endpoint Over 20 years of experience in RSV prevention with Synagis 10.6%↓55% placebo reduction 4.8% trial showed positive data •Positive efficacy readout in general infant population •Protection across the entire RSV season with one dose •Trial continues for safety •MEDLEY Phase II/III trial also anticipated to read out early First regulatory submission anticipated in 2022

BioPharmaceuticals: 'What's next'

Expanding pipeline, including immunology

What's next

Phase I/II new medicines, selected

MEDI3506 (IL33[1] mAb[2]) DKD	**MEDI3506** (IL33 mAb) asthma, COPD, AD[4], COVID-19
cotadutide (GLP-1/glucagon co-agonist) NASH, DKD	**AZD1402** (IL4Rα[5] antagonist) asthma — Phase II started ✓
AZD4831 (MPO inhibitor) HFpEF	**AZD0449, AZD4604** (inhaled JAK[6] inhibitors) asthma — AZD4604 Phase I started ✓
AZD5718 (FLAP inhibitor) CKD, CAD — CAD PIIa available ✓	**MEDI7352** (NGF[7] TNF[8] bispecific fusion protein) - pain — Phase II started ✓
AZD9977 + *Farxiga* (MCR modulator + SGLT2) HF with CKD	**AZD2693** (PNPLA3 inhibitor) NASH
zibotentan + *Farxiga* (ETR[3] antagonist + SGLT2) CKD	**AZD8233** (PCSK9 ASO[9]) hypercholesterolaemia

What's now

Phase III new medicines

roxadustat anaemia in CKD	**PT027** asthma
nirsevimab RSV	**tezepelumab** severe asthma
brazikumab inflammatory bowel disease[10]	**anifrolumab** lupus (SLE)

Phase III lifecycle management, major

	Fasenra multiple indications — New Phase III started ✓
Farxiga multiple indications	***Breztri/Trixeo*** asthma

1. Interleukin-33 2. Monoclonal antibody 3. Endothelin receptor 4. Atopic dermatitis (eczema) 5. Interleukin-4 receptor alpha 6. Janus kinase 7. Nerve growth factor 8. Tumour necrosis factor 9. Antisense oligonucleotide 10. Trial technically classified as Phase II.

30

In memory of José Baselga (1959-2021) • José Baselga tragically passed away on 21 March 2021 • José joined AstraZeneca in early 2019 as Executive Vice President and Head of Oncology R&D, but had been supporting AstraZenecain various advisory capacities for a number of years • José has left a lasting legacy on AstraZeneca, including: • Collaborations deruxtecan on Enhertu and datopotamab • • • • Strategy for breast cancer and other cancer areas Extensive use of novel biomarkers in development A number of other key initiatives Relentless focus on patients and their care 31

Breast cancer

Progressing pipeline across multiple modalities

Lynparza adjuvant breast cancer Phase III OlympiA trial unblinded

- IDMC[1] recommended trial move to primary analysis and reporting based on planned interim analysis of primary endpoint iDFS[2]
- Anticipated to become **new standard of care** in the treatment of BRCAm high-risk HER2-negative early breast cancer

First PARPi to demonstrate benefit in BRCAm adjuvant breast cancer

AZD5305 PARP1-selective inhibitor

- Five abstracts at AACR[3]
- Selective PARP1-DNA trapper
- More potent and efficacious than first-generation PARP inhibitors


HBCx-9
Vehicle
Combination
Relative Tumour Volume
Days of Treatment

Strong combination activity with carboplatin (non-BRCA setting)

AZD5305 now in Phase I trials

Upcoming *Enhertu* breast cancer data readouts

H2 2021

- DESTINY-Breast03 (2L, HER2+)

2022

- DESTINY-Breast02 (3L, HER2+)
- DESTINY-Breast04 (HER2 low)

2022+

- Multiple trials across HER2+, HER2 low and earlier disease

Multiple Phase III trials underway

1. Independent Data Monitoring Committee 2. Invasive disease-free survival.

3. Abstract ND05, American Association for Cancer Research, 2021.

32

Breast cancer: well-positioned with at least five medicines

Potential to cover most patients across settings and lines of treatment



Early/curative setting
Metastatic setting
Neo-adjuvant
Adjuvant
1st line
2nd line
3rd line
3rd line+
HER2+
c.20% of patients
Enhertu monotherapy and potential combos
Enhertu monotherapy and potential combos
Hormone-receptor positive (HR+)
c.65% of patients
camizestrant
camizestrant
camizestrant
datopotamab deruxtecan
HER2 low
c.55%1 of patients that are not HER2+
capivasertib
capivasertib combinations
capivasertib combinations
Enhertu
datopotamab deruxtecan
Enhertu
Lynparza (BRCAm)
Lynparza (BRCAm)
Triple-negative (TNBC)
c.15% of patients
ADC2 +/- IO3
ADC after neo-adjuvant
ADC +/- IO
Enhertu
capivasertib + CTx4
datopotamab

Illustrative; includes trials planned.

1. HER2-low prevalence is anticipated to be c.35-40% in TNBC 2. Antibody drug conjugates (*Enhertu* and datopotamab deruxtecan) 3. Immunotherapy 4. Chemotherapy.

33

Oncology: 'What's next'

Solid pipeline moving forward

What's next

Phase I/II new medicines, selected

adavosertib (WEE1[1] inhibitor) uterine, ovarian cancer	**ceralasertib** (ATR[5] inhibitor) solid tumours, blood cancers
oleclumab (CD73[2] mAb) solid tumours	**AZD4635** (A2AR[6] inhibitor) solid tumours
AZD5305 (PARP1 inhibitor) solid tumours Now Phase I ✓	**MEDI5752** (PD-1[7]/CTLA4[8] mAb) solid tumours
AZD4573 (CDK9[3] inhibitor) blood cancers	**AZD2811** (Aurora B inhibitor) solid tumours, blood cancers
AZD5991 (MCL1[4] inhibitor) blood cancers	**AZD0466** (Bcl-2[9]/xL) solid tumours, blood cancers

What's now

Phase III new medicines

datopotamab deruxtecan lung cancer	**camizestrant (AZD9833)** breast cancer
monalizumab head & neck cancer	**capivasertib** breast, prostate cancer
savolitinib NSCLC[10]	**tremelimumab** multiple cancers

Phase III lifecycle management, major

	Lynparza multiple cancers
Tagrisso NSCLC	***Enhertu*** multiple cancers New Phase III ✓
Imfinzi multiple cancers	***Calquence*** multiple cancers

1. Tyrosine kinase WEE1 2. 5'-nucleotidase 3. Cyclin-dependent kinase 9 4. Induced myeloid leukaemia cell differentiation protein 5. Ataxia telangiectasia and rad3-related kinase 6. Adenosine A2A receptor 7. Programmed cell death protein 1 8. Cytotoxic T-lymphocyte-associated protein 4 9. B-cell lymphoma 2 10. Potentially pivotal Phase II.

34

Late-stage pipeline events in the 2021-2022 timeframe

Busy news flow continues; Phase III readouts increase into 2021

	H1 2021	H2 2021	2022
Regulatory decision	***Tagrisso*** - adjuvant NSCLC (EGFRm) (EU) ***Koselugo*** - NF1 (EU) ***Farxiga*** - CKD (US) ***Symbicort*** - mild asthma (EU)	***Lynparza*** - prostate cancer (2L) (CN) ***Forxiga*** - CKD (EU, JP, CN) ***Brilique*** - stroke (THALES) (EU, CN) **roxadustat** - anaemia in CKD (US) **anifrolumab** - lupus (SLE) (US, EU, JP)	***Imfinzi*** - ES-SCLC (CN)
Regulatory submission acceptance and/or submission	***Calquence*** - CLL (R/R) (ELEVATE R/R) ***Fasenra*** - nasal polyps **tezepelumab** - severe asthma **COVID-19 vaccine** - COVID-19 (US, JP) **AZD7442** - SARS-CoV-2	***Imfinzi*** - unresectable, Stage III NSCLC (PACIFIC-2) ***Imfinzi* +/- treme** - NSCLC (1L) (POSEIDON) ***Imfinzi* +/- treme** - liver cancer (1L) ***Lynparza*** - adjuvant breast cancer ***Lynparza*** - prostate cancer (1L, castration-resistant) ***Enhertu*** - breast cancer (2L, HER2+)	***Imfinzi*** - NSCLC (1L) (PEARL) ***Imfinzi*** - limited-stage SCLC ***Imfinzi*** - liver cancer (locoregional) ***Imfinzi*** - biliary tract cancer ***Lynparza*** - ovarian cancer (3L, BRCAm) ***Enhertu*** - breast cancer (3L, HER2+) (Phase III) ***Enhertu*** - breast cancer (HER2 low) ***Calquence*** - CLL (CN) ***Koselugo*** - NF1 (JP, CN) ***Farxiga*** - HF (HFpEF) **roxadustat** - anaemia in myelodysplastic syndrome **PT027** - asthma **nirsevimab** - RSV
Key Phase III data readout	***Imfinzi* +/- treme** - NSCLC (1L) (POSEIDON) (OS) **AZD7442** - SARS-CoV-2	***Imfinzi*** - unresectable, Stage III NSCLC (PACIFIC-2) ***Imfinzi*** - NSCLC (1L) (PEARL) ***Imfinzi* +/- treme** - liver cancer (1L) ***Lynparza*** - prostate cancer (1L, castration-resistant) ***Enhertu*** - breast cancer (2L, HER2+)[1] ***Farxiga*** - HF (HFpEF) **PT027** - asthma **nirsevimab** - RSV (MEDLEY)	***Imfinzi*** - limited-stage SCLC ***Imfinzi*** - liver cancer (locoregional) ***Imfinzi*** - biliary tract cancer ***Enhertu*** - breast cancer (3L, HER2+) (Phase III) ***Enhertu*** - breast cancer (HER2 low) **roxadustat** - anaemia in myelodysplastic syndrome

Status as of 30 April 2021.

1. Based on a planned interim analysis as communicated by Daiichi Sankyo in Q2 of their fiscal year 2021.

35

Agenda Overview Oncology BioPharmaceuticals, Emerging markets Finance Pipeline update, news flow Closing and Q&A 36

AstraZeneca in summary

Pipeline-driven transformation

Global presence

Balanced specialty and primary-care franchises[1]

Leading emerging markets presence with R&D base

Strong pipeline

22 Phase III medicines and significant lifecycle projects

Advancing early- and mid-stage pipeline

Improving financials

Nine blockbuster medicines[2]

Returned to durable revenue and earnings growth

Focus on operating leverage and cash flow

Innovative medicines in Oncology, BioPharmaceuticals[3] and rare diseases[4]
Experienced and proven team

1. In Q1 2021, speciality-care medicines (Oncology, *Brilinta*, *Lokelma*, roxadustat and *Fasenra*) comprised 51% of total revenue 2. Last four quarters 3. Cardiovascular, Renal & Metabolism and Respiratory & Immunology 4. Subject to the Alexion acquisition.

37

Questions & Answers Recently launched: AIR As part of ongoing efforts to make sustainability data transparent and accessible, the new Analyst Interactive Reporting (AIR) centre provides sustainability data in a single platform, covering global information from key performance indicators for Access to healthcare, Environmental protection and Ethics and transparency astrazeneca.com/investors/air 38

Appendix: 'What's next'

Next key milestone by project

Oncology

Project	Target	Phase	Indication	Next milestone
adavosertib	WEE1	II	uterine, ovarian cancer	Phase III start
ceralasertib	ATR	II	solid tumours blood cancers	Phase II data
oleclumab	CD73	II	solid tumours	Phase II data
AZD4635	A2AR	II	solid tumours	Phase II data
AZD5305	PARP1	I	solid tumours	Phase I data 2021
MEDI5752	PD-1/ CTLA4	I	solid tumours	Phase II start 2021
AZD4573	CDK9	II	blood cancers	Phase II data
AZD2811	Aurora B	I	solid tumours blood cancers	Phase II start 2021
AZD5991	MCL1	I	blood cancers	Phase II start 2021
AZD0466	Bcl-2/xL	I	solid tumours blood cancers	Phase I data 2021 Phase I start 2021

BioPharmaceuticals: CVRM

Project	Target	Phase	Indication	Next milestone
cotadutide	GLP-1/ glucagon	II	NASH DKD	Phase IIb data H2 2021 Phase II data 2022
AZD4831	MPO	II	HFpEF	Phase IIb start H1 2021
AZD5718	FLAP	II	CKD CAD	Phase IIb data 2022 -
AZD9977 + *Farxiga*	MCR + SGLT2	I	HF with CKD	Phase II start H1 2021
zibotentan + *Farxiga*	ETR + SGLT2	-	CKD	Phase II start H1 2021
AZD2693	PNPLA3	I	NASH	Phase I data H2 2021
AZD8233	PCSK9	II	hypercholesterolaemia	Phase II data H2 2021
BioPharmaceuticals: Respiratory & Immunology				
MEDI3506	IL33	I II	COPD asthma, AD, COVID-19, DKD	Phase I data 2021 Phase II data 2021/22
AZD1402	IL4Rα	II	asthma	Phase II data 2022
AZD0449 AZD4604	JAK	I	asthma	Phase II start H1 2021 Phase I data 2022
MEDI7352	NGF TNF	I II	Pain Pain, osteoarthritis	Phase II start Phase II data

Status as of 30 April 2021.

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